Exhibit 11.2
IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2004	2003	2002

Average number of shares outstanding	28,274	27,915	26,829

Net income before cumulative effect of change in accounting principle	$68,445	$72,817	$52,833

Basic earnings per share before cumulative effect of change in accounting principle	$2.42	$2.61	$1.97

Cumulative effect of change in accounting principle			$495

Net income			$53,328

Basic earnings per share			$1.99

Diluted shares outstanding
Average number of shares outstanding	28,274	27,915	26,829
Assumed conversion of preferred shares (Note 1)	2,607	2,610	2,610
Assumed conversion of convertible trust preferred shares (Note 1)	—	—	72
Assumed exercise of stock options (Note 2)	397	325	164

Total shares	31,278	30,850	29,675

Net income	$68,445	$72,817	$52,833
Add back interest on convertible shares (Note 1)	2,712	2,715	2,801

Net income before cumulative effect of change in accounting principle	$71,157	$75,532	$55,634

Diluted earnings per share before cumulative effect of change in accounting principle	$2.28	$2.45	$1.87

Cumulative effect of change in accounting principle			495

Net income			$56,129

Diluted earnings per share			$1.89

(1) The dilutive effect of convertible shares is based on the if converted method.
(2) The dilutive effect of stock options is based on the Treasury Stock method.